Contact

www.linkedin.com/in/chris-bauman (LinkedIn)

Top Skills

E-commerce

Cross-functional Team Leadership

Start-ups

Publications

The Little Pine Cone

Chris Bauman

I connect providers, merchants, and creators of made-on-demand products

Vancouver

Summary

I'm a proud Marine veteran, Father of 2 (husband of 1). Never been on a 40 under 40 list, and I'm fine with that. Traveled or lived in 30+ countries. Love cooking, singing & playing guitar, and being an AirBnB host. But, I'm really focused on helping providers, merchants, and creators of on-demand products get connected.

Experience

Modwalla
Founder
October 2021 - Present (10 months)

Desert Door Distillery
Investor
August 2018 - Present (4 years)

Star Innovations
Chief Revenue Officer
April 2021 - September 2021 (6 months)

Leading all revenue generating and customer facing activities for PhotoBall.

Zazzle
6 years 10 months

Maker Success Lead
January 2017 - September 2020 (3 years 9 months)
Redwood City, CA

Ran self-serve Maker marketplace for made-to-order products.

Platform Business Development Associate
December 2013 - January 2017 (3 years 2 months)
HQ - Redwood City, CA

Found makers of made-to-order products to integrate and sell through Zazzle

ClickBerry Inc.
VP of Marketing
2013 - 2013 (less than a year)
Palo Alto, California, United States

Cerealize
CEO
2012 - 2013 (1 year)
Palo Alto, California, United States

Custom breakfast cereal - ingredients and boxes - made-to-order

Swoopo
General Manager, North America
July 2008 - December 2009 (1 year 6 months)
Mountain View, CA

Launched and grew the US office for the original online penny auction.

Sprout Systems
Co-Founder
September 2005 - July 2008 (2 years 11 months)
Sunnyvale, CA

Built the first customer email management system powered by machine learning.

Ichthus Enterprises
Co-Founder
2001 - 2005 (4 years)
San Diego, California, United States

Imported Kangaroo - Korea-made shoe polish

USMC
Staff Sergeant, Avionics Technician MOS 6482
January 1998 - December 2003 (6 years)

Education

The University of Texas at Austin - Red McCombs School of Business
Master of Business Administration - MBA, Business Administration and Management, General · (2015 - 2017)

Point Loma Nazarene University

Bachelor's degree, Business Administration and Management,

General · (2002 - 2004)